UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR  |_| Form N-CSR


For the period ended: September 30, 2006

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GIANT MOTORSPORTS, INC..
----------------------------------------------------------------------
Full Name of Registrant

American Busing Corporation
----------------------------------------------------------------------
Former Name if Applicable

13134 State Route 62
----------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

Salem, Ohio 44460
----------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_| a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| c. The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

The Registrant has been unable to compile all pertinent information to complete the quarterly report or complete providing the Registrant's accountant with all of the accounting information necessary to complete the quarterly report. The quarterly report could not be completed without unreasonable effort or expense.

The Registrant anticipates that it will file its Quarterly Report on Form 10-Q within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

      Gregory A. Haehn, President - (330) 332-8534

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three month period ended September 30, 2006, the Registrant experienced a 68.6% reduction in income from operations and a 131.3% reduction in net income (loss) after the payment of taxes, but before payment of preferred dividends, as compared to the comparable period in 2005. These significant reductions were primarily attributable to the following:

(1) Reduction in Sales. Total revenues in the third quarter of 2006 were 8.7% less than in the third quarter of 2005. This resulted from a significant decrease in sales throughout the entire motorcycle industry, with September 2006 representing the most significant downturn in sales of motorcycles in the past 12 years. Most of the reduction in sales occurred at our Chicago Cycles facility in Skokie, Illinois, with sales at Andrews Cycles in Salem, Ohio being nearly the same as the third quarter of 2005.

(2) Increase in Operating Expenses. Notwithstanding our reduction in sales during the third quarter of 2006 compared to the same period in 2005, our operating expenses, increased significantly (8.2%). Although we attempted to reduce our operating expenses by reducing the number of employees on the payrolls of both of our stores by an aggregate of 31 employees, our payroll still increased by $406,000 between the comparable three-month periods, as it was not possible to cut our staff as quickly as sales were reduced. Additionally, we continue to incur significant costs to operate our 95,000 square foot facility in Skokie, such as electricity and fuel charges, notwithstanding the significant decrease in sales at such facility.

(3) Increase in Interest Expenses. Additionally, because of the weakness in sales, and the fact that we finance the purchase of inventory through various inventory financing facilities which generally bear interest rates of prime plus 1%, we were required to maintain greater amounts of inventory than normal, which resulted in an increase in interest expenses. Interest rates were also significantly higher for the nine months ended September 30, 2006 as compared to the same period in 2005, since the prime rate continued to increase throughout the first six months of 2006.

The following tables provide a comparison of our results of operations for the three and nine month periods ended September 30, 2006 and 2005, respectively.

                              September      September
                              30, 2006       30, 2005
                               (Three         (Three        Increase
                               Months)        Months)      (Decrease)     % Change
                             -----------    -----------   -----------    -----------
TOTAL REVENUES                24,866,822     27,249,505    (2,382,683)         -8.7%

COST OF SALES                 21,149,746     23,331,187    (2,181,441)         -9.3%

OPERATING EXPENSES             3,502,751      3,236,829       265,922           8.2%

INCOME FROM OPERATIONS           214,325        681,489      (467,164)        -68.6%

INCOME (LOSS)  BEFORE
PROVISION (BENEFIT) FOR
INCOME TAXES                    (128,969)       565,726      (694,695)       -122.8%

NET INCOME (LOSS)  BEFORE
PREFERRED DIVIDENDS             (101,869)       325,726      (427,595)       -131.3%

                             September     September
                             30, 2006      30, 2005
                              (Nine          (Nine        Increase
                              Months)       Months)      (Decrease)     % Change
                            -----------   -----------   -----------    -----------
TOTAL REVENUES               82,626,885    83,784,883    (1,157,998)          -1.4%

COST OF SALES                70,362,596    73,271,992    (2,909,396)          -4.0%

OPERATING EXPENSES           10,701,665     8,719,811     1,981,854           22.7%

INCOME FROM OPERATIONS        1,562,624     1,793,080      (230,456)         -12.9%

INCOME (LOSS)  BEFORE
PROVISION (BENEFIT) FOR
INCOME TAXES                    660,835     1,290,707      (629,872)         -48.8%

NET INCOME (LOSS)  BEFORE
PREFERRED DIVIDENDS             262,135       877,707      (615,572)         -70.1%

                                    SIGNATURE

      GIANT MOTORSPORTS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                           GIANT MOTORSPORTS, INC.


November 14, 2006                          By: /s/ Gregory A. Haehn
                                               ---------------------------------
                                                   Gregory A. Haehn, President